

Mail Stop 4628

June 25, 2018

Gary R. Heminger
Chairman of the Board and Chief Executive Officer
Marathon Petroleum Corporation
539 South Main Street
Findlay, OH 45840

> **Re: Marathon Petroleum Corporation**
> **Registration Statement on Form S-4**
> **Filed May 29, 2018**
> **File No. 333-225244**

Dear Mr. Heminger:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Merger, page 77

Background of the Merger, page 78

1. Please revise to disclose the principal strategic alternatives that the Andeavor board considered and why, as well as when, it determined not to pursue them. We note your disclosure that Goldman Sachs discussed "potential alternative strategic options" at the April 15, 2018 meeting of the Andeavor board.

2. Regarding the April 17, 2018, telephonic meeting referenced at page 84, identify the members of the Marathon "executive management team." Also identify the source(s) and discuss in greater detail the substance of the "various business scenarios,

accretion/dilution analyses, value drivers and considerations, expected synergies," etc. that team "reviewed" with the board.

3.   Moreover, please revise to name the individuals who participated in each stage of the discussions and negotiations. In that regard, we note general references to members of Marathon and Andeavor management.

4.   You refer often in the proxy statement / prospectus to the expected synergies, including suggestions that the synergies will total more than $1,000,000,000 annually. See for example the multiple references at page 84. However, you do not include a detailed description of the components and timing of the expected synergies.

   For proper context, please provide additional detailed disclosure comparable to that which appears in the slides that form part of the investor presentation contained in exhibit 99.2 to the first Marathon Petroleum Form 8-K dated April 30, 2018. Also revise references to the "identification of approximately $1 billion in annual gross, run-rate synergies" at page 88 and elsewhere to clarify when the synergies of that magnitude are anticipated. The investor presentation materials do not indicate such synergies for at least a few years, and at page 132 you state that "unaudited forecasted financial information … by its nature becomes less predictive with each successive year."

Recommendation of the MPC Board and Reasons for the merger, page 87

5.   Revise to identify the source of the stated expectation that the merger will "incrementally generate in excess of $5 billion of free cash flow over the next five years," and briefly explain how that amount was calculated.

6.   You state that the board considered the analyses prepared by its financial advisor, but you do not include as a "potentially negative factor" the comparable company analysis whereby Barclays determined that without synergies, the amount of the implied merger consideration to be paid exceeds the derived equity value reference range for shares of Andeavor common stock (see page 100). Please explain this apparent omission, or revise accordingly.

Opinion of Barclays, MPC's Financial Advisor, page 90

Summary of the Financial Analyses of MPC's Financial Advisor, page 93

Expected Synergies Analysis, page 97

7.   In this section, further quantify and describe the pre-tax EBITDA and capital expenditure synergies estimated for FY 2019 through 2022 used by Marathon's fairness advisor in its expected synergies analysis.

Selected Comparable Company Analysis, page 97

8. Please discuss in greater detail the criteria used to select transactions and companies for the selected comparable company and transactions analyses of Barclays and the selected companies and transactions analyses of Morgan Stanley. For example, identify which size parameters were used, and disclose the size of the various transactions used for the analyses.

Unaudited Forecasted Financial Information, page 132

9. Please disclose the material assumptions underlying the financial forecasts, including operating assumptions and Marathon's long-term pricing forecast. We note that Barclays performed its analyses using assumptions which Marathon's management instructed it to use. We further note that the companies prepared their forecasts based on Marathon's long-term pricing forecast and that Goldman Sachs conducted analyses that considered refining gross margin projections for Andeavor and Marathon.

Unaudited Pro Forma Condensed Consolidated Combined Financial Statements, page 186

10. We note several areas throughout your pro forma financial statements and related footnotes that refer to management's inability to complete an analysis of the fair value of certain net assets to be acquired and the impact of Andeavor's outstanding equity compensation awards. In this regard, your pro forma financial statements appear incomplete and therefore, do not provide the investor with adequate information about the continuing impact of a transaction as required under Regulation S-X, Rule 11-02. Revise your pro forma financial statements and related footnote disclosures to show how the proposed merger with Andeavor might have affected your historical financial statements if the merger had been consummated at an earlier time in accordance with Regulation S-X, Article 11.

Closing Comments

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Natural Resources

cc: Michael J. Solecki, Esq.
        Jones Day